UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): April 21, 2006

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 21, 2006, McDonald's Corporation (the "Company") issued an investor release reporting the Company's first quarter 2006 results. The investor release is furnished as Exhibit 99.1 and is incorporated herein by reference. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2006.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1   Investor Release of McDonald's Corporation issued April 21, 2006:
         McDonald's Announces Strong Operating Results for First Quarter 2006

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 21, 2006

By: /s/ David M. Pojman

David M. Pojman
Corporate Senior Vice President—Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued April 21, 2006:
                    McDonald's Announces Strong Operating Results for First Quarter 2006

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2006

Exhibit 99.1



Investor Release
FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**
04/21/06   *Investors:* Mary Kay Shaw, 630-623-7559
                                                             Media: Anna Rozenich, 630-623-7316

McDONALD'S ANNOUNCES STRONG OPERATING RESULTS FOR FIRST QUARTER 2006

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the first quarter ended March 31, 2006. The Company reported diluted earnings per share of $0.49 for the quarter, driven by positive comparable sales in all geographic segments.

The Company reported the following highlights for the quarter:

- Revenues increased 6% (8% in constant currencies) fueled by a global comparable sales increase of 5.2%
- Company-operated and franchised restaurant margin percents improved in all geographic segments
- The Company repurchased $1.0 billion or 29.5 million shares of its stock

Chief Executive Officer Jim Skinner commented, "Strategic initiatives aligned behind McDonald's Plan to Win are strengthening our competitive position and delivering positive results worldwide. Performance for the first quarter reflected more customer visits and enhanced profitability as we continued to connect with our customers and increase the relevance of our brand.

"In the first quarter, the U.S. marked its 36th consecutive month of positive comparable sales. The ongoing momentum of our U.S. business drove the segment's double-digit revenue growth and margin improvement. We will continue to maximize our U.S. performance by providing customers with an exceptional experience that offers expanded menu choices like our Spicy Premium Chicken Sandwich and Premium Roast Coffee, enhanced conveniences including cashless payment options and gift cards and the compelling everyday value of our Dollar Menu. Next week, we'll add even more variety to our menu with the introduction of the new Asian Salad featuring grilled or crispy chicken, mandarin orange slices, red bell peppers, soybeans, snow peas and slivered almonds served with all-natural, Newman's Own Lighten Up!® Low Fat Sesame Ginger salad dressing.

"In Europe and Asia/Pacific, Middle East and Africa, our ongoing commitment to everyday value, balanced with premium products that appeal to local tastes contributed to each segment's financial performance for the quarter. While I am pleased with these results, we remain focused on further strengthening the contribution from both of these critical business segments.

"During the quarter we made progress on previously announced actions designed to enhance overall profitability and improve returns for all shareholders – we closed a limited number of restaurants in the U.K. in conjunction with the strategic review of the market's real estate portfolio, completed the buy out of certain franchisees in Brazil and moved forward on the anticipated sale of a small market in Europe to a developmental licensee. We remain committed to returning value to shareholders through share repurchase and dividends. This quarter, we bought back $1 billion or 29.5 million shares of McDonald's stock.

"Overall, our strong quarterly financial performance reflects diligent execution of our fundamental business drivers. Our results confirm that our strategy of growing by improving our existing restaurants and focusing on the 5 P's of People, Products, Place, Price and Promotion is the right strategy for McDonald's, our customers and our shareholders."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended March 31,	2006	2005	% Inc / (Dec)	Currency Translation (Loss)	% Inc / (Dec) Excluding Currency Translation
Revenues	$5,100.9	$4,802.8	6	$ (96.6)	8
Operating income	923.8	909.6	2	(31.3)	5
Net income	625.3	727.9	(14)	(15.0)	(12)
Earnings per share—diluted*	0.49	0.56	(13)	(0.01)	(11)

* The following items, in total, negatively impacted the percentage change for first quarter 2006 diluted earnings per share compared with 2005 by 29 percentage points:

2006

– Approximately $0.045 per share of operating expenses primarily related to: previously announced actions taken for a limited number of restaurant closings in the U.K. in conjunction with an overall restaurant portfolio review; costs to buy out certain litigating franchisees in Brazil; and an impairment charge on the anticipated sale of a small market in Europe to a developmental licensee; and

– Approximately $0.035 per share of nonoperating income due to the IPO of Chipotle Mexican Grill and the concurrent sale of Chipotle shares.

2005

– A $0.13 per share tax benefit due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on April 21, 2006. A link to the live webcast will be available at www.investor.mcdonalds.com and an archived replay of this webcast will be available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2006.

The Company plans to release April 2006 sales information on May 9, 2006.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc / (Dec)**

Quarters ended March 31,	2006	2005	$	%
Revenues				
Sales by Company-operated restaurants	$3,855.9	$3,599.5	256.4	7
Revenues from franchised and affiliated restaurants	1,245.0	1,203.3	41.7	3
TOTAL REVENUES	5,100.9	4,802.8	298.1	6
Operating costs and expenses				
Company-operated restaurant expenses	3,302.8	3,109.1	193.7	6
Franchised restaurants–occupancy expenses	252.1	257.0	(4.9)	(2)
Selling, general & administrative expenses	550.3	520.1	30.2	6
Impairment and other charges (credits), net	86.1	(18.7)	104.8	n/m
Other operating (income) expense, net	(14.2)	25.7	(39.9)	n/m
Total operating costs and expenses	4,177.1	3,893.2	283.9	7
OPERATING INCOME	923.8	909.6	14.2	2
Interest expense	102.3	89.8	12.5	14
Nonoperating income, net	(84.3)	(10.4)	73.9	n/m
Income before provision for income taxes	905.8	830.2	75.6	9
Provision for income taxes	280.5	102.3	178.2	n/m
NET INCOME	$ 625.3	$ 727.9	(102.6)	(14)
EARNINGS PER SHARE-DILUTED	$ 0.49	$ 0.56	(0.07)	(13)
Weighted average shares outstanding-diluted	1,271.2	1,289.0	(17.8)	(1)

n/m Not meaningful

# # #

3

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2006

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the first quarter ended March 31, 2006. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currencies on Reported Results

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions, except per share data

	Reported Amount		Currency Translation Benefit / (Loss)
Quarters ended March 31,	**2006**	**2005**	**2006**
Revenues	$5,100.9	$4,802.8	$ (96.6)
Combined operating margins*	1,505.0	1,406.9	(37.8)
Selling, general & administrative expenses	550.3	520.1	8.6
Operating income	923.8	909.6	(31.3)
Net income	625.3	727.9	(15.0)
Earnings per share – diluted	0.49	0.56	(0.01)

* Excludes non-McDonald's brands

Foreign currency translation had a negative impact on the growth rates of consolidated revenues, operating income, net income and earnings per share for the quarter, primarily due to the weakening of the Euro.

Net Income and Diluted Earnings per Share

For the quarter, net income was $625.3 million and diluted earnings per share was $0.49. The 2006 results included operating expenses of $59.1 million after tax or approximately $0.045 per share primarily related to: previously announced actions taken for a limited number of restaurant closings in the U.K. in conjunction with an overall restaurant portfolio review; costs to buy out certain litigating franchisees in Brazil; and an impairment charge on the anticipated sale of a small market in Europe to a developmental licensee. In addition, 2006 results included a nonoperating gain of $45.6 million after tax or approximately $0.035 per share due to the IPO of Chipotle Mexican Grill and the concurrent sale of Chipotle shares. First quarter 2005 net income was $727.9 million and diluted earnings per share was $0.56. The 2005 results included a tax benefit of $178.8 million or $0.13 per share due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns.

During the quarter, the Company repurchased 29.5 million shares of its stock for $1.0 billion.

Diluted weighted average shares outstanding decreased in the first quarter of 2006 due to treasury stock purchases exceeding stock option exercises in 2005 and the first quarter of 2006.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent, service fees and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended March 31,	2006	2005	% Inc / (Dec)	% Inc Excluding Currency Translation
Company-operated sales				
U.S.	$1,025.0	$ 929.5	10	10
Europe	1,285.7	1,321.8	(3)	5
APMEA*	636.9	616.6	3	4
Latin America	355.1	263.1	35	25
Canada	197.7	166.3	19	12
Other**	355.5	302.2	18	18
Total	$3,855.9	$3,599.5	7	9
Franchised and affiliated revenues				
U.S.	$ 712.9	$ 657.0	9	9
Europe	369.7	395.6	(7)	2
APMEA*	90.5	88.5	2	8
Latin America	25.1	21.0	20	13
Canada	43.7	39.7	10	4
Other**	3.1	1.5	n/m	n/m
Total	$1,245.0	$1,203.3	3	6
Total revenues				
U.S.	$1,737.9	$1,586.5	10	10
Europe	1,655.4	1,717.4	(4)	4
APMEA*	727.4	705.1	3	4
Latin America	380.2	284.1	34	24
Canada	241.4	206.0	17	10
Other**	358.6	303.7	18	18
Total	$5,100.9	$4,802.8	6	8

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other represents non-McDonald's brands

- *Consolidated:* Revenues increased 6% (8% in constant currencies), primarily due to positive global comparable sales for each month of the quarter.

- *U.S.:* The increase in revenues was driven by multiple initiatives that are delivering variety such as the launch of the Spicy Premium Chicken Sandwich and Premium Roast coffee, convenience such as extended hours and cashless payment options, and continued focus on everyday value. In addition, Company-operated revenues benefited from restaurant ownership changes that took place since the first quarter 2005.

- *Europe:* The constant currency increase in revenues was due to strong comparable sales in France and Russia, which is entirely Company-operated. These increases were partly offset by negative comparable sales in the U.K. In addition, Europe's first quarter revenue performance reflects negative impact from the change in timing of Easter, and related school holidays from March in 2005 to April in 2006.

- *APMEA:* The increase in revenues was primarily due to strong comparable sales in Australia, as well as expansion and improved comparable sales in China. In addition, results reflected the consolidation of Malaysia, for financial reporting purposes, due to an increase in the Company's ownership during the first quarter 2006. These increases were partly offset by the conversion of two markets (about 325 restaurants) to developmental licensee structures during 2005, under which the Company receives a royalty based on a percent of sales.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES – McDONALD'S RESTAURANTS*

Quarters Ended March 31,	% Inc / (Dec) 2006	2005
U.S.	6.6	5.2
Europe	2.0	2.9
APMEA	4.1	5.5
Latin America	15.3	14.6
Canada	8.5	(2.7)
McDonald's Restaurants	5.2	4.6

* Excludes non-McDonald's brands

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of our franchisee base.

SYSTEMWIDE SALES

Quarters ended March 31,	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	7	7
Europe	(5)	3
APMEA	—	6
Latin America	25	16
Canada	16	9
Other	17	17
Total systemwide sales	4	7

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended March 31,	2006	2005	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$5,308.6	$4,966.1	7	7
Europe	2,139.9	2,282.3	(6)	2
APMEA*	1,529.5	1,545.3	(1)	7
Latin America	173.0	158.6	9	2
Canada	327.1	287.4	14	7
Other	3.7	4.5	(18)	(18)
Total franchised and affiliated sales**	$9,481.8	$9,244.2	3	6

* Included $738.2 million and $779.0 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan. The decrease was primarily due to the weakening of the Japanese Yen.

**   Included $1,278.9 million and $1,295.1 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S. The decrease was primarily due to the weakening of the Japanese Yen.

Operating Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS – McDONALD'S RESTAURANTS
Dollars in millions

Quarters ended March 31,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2006	2005	2006	2005		
Franchised						
U.S.	81.5	80.2	$581.0	$527.0	10	10
Europe	75.6	75.5	279.5	298.8	(6)	2
APMEA	87.1	85.7	78.8	75.8	4	10
Latin America	70.4	64.7	17.7	13.6	30	25
Canada	76.2	74.8	33.3	29.7	12	6
Total	79.7	78.6	$990.3	$944.9	5	8
Company-operated						
U.S.	18.3	17.9	$187.1	$166.4	12	12
Europe	13.6	13.5	174.9	178.9	(2)	5
APMEA	12.3	10.9	78.7	66.9	18	19
Latin America	13.2	12.0	46.8	31.5	49	42
Canada	13.7	11.0	27.2	18.3	49	40
Total	14.7	14.0	$514.7	$462.0	11	14

- *Franchised:* Franchised margin dollars increased $45.4 million or 5% for the quarter (8% in constant currencies). The U.S. and Europe segments accounted for more than 85% of the franchised margin dollars in both periods.

    - *U.S.:* Improvement in the U.S. franchised margin percent for the quarter was primarily driven by strong comparable sales.

    - *Europe:* Europe's franchised margin percent for the quarter benefited from positive comparable sales substantially offset by results in the U.K. and higher rent expense in many markets.

- *Company-operated:* Company-operated margin dollars increased $52.7 million or 11% for the quarter (14% in constant currencies). The U.S. and Europe segments accounted for more than 70% of the Company-operated margin dollars in both periods.

    - *U.S.:* The Company-operated margin percent increased due to positive comparable sales, partly offset by higher utility, labor and promotional costs. Commodity costs are expected to be relatively flat for the year.

    - *Europe:* The Company-operated margin percent increased primarily due to positive comparable sales and improved results in Germany. This increase was partly offset by weak performance in the U.K., primarily as a result of negative comparable sales, and labor pressures in certain markets. Commodity costs are expected to be relatively flat for the year.

    - *APMEA:* The Company-operated margin percent for the quarter reflected strong results in Australia as well as improved results in Hong Kong and China.

The following table presents margin components as a percent of sales.

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES – McDONALD'S RESTAURANTS

Quarters ended March 31,	2006	2005
Food & paper	33.5	34.1
Payroll & employee benefits	26.4	26.6
Occupancy & other operating expenses	25.4	25.3
Total expenses	85.3	86.0
Company-operated margins	14.7	14.0

Selling, General & Administrative Expenses

• Selling, general & administrative expenses increased 6% for the quarter (7% in constant currencies) primarily as a result of employee-related costs and the timing of certain expenses, including costs related to our involvement with the Olympics. Selling, general & administrative expenses as a percent of revenues were 10.8% in both the first quarter 2006 and 2005 and as a percent of Systemwide sales were 4.1% for 2006 compared with 4.0% for 2005. In second quarter, we expect G&A to increase mostly due to the timing of our biennial worldwide operator convention but we continue to expect G&A as a percent of revenues and Systemwide sales to decline for 2006.

Impairment and Other Charges (Credits), Net

• In first quarter 2006, the Company recorded $86.1 million of expense related to the following: the closing of 25 restaurants in the U.K. in conjunction with an overall restaurant portfolio review ($41.8 million); costs to buy out certain litigating franchisees in Brazil ($29.0 million); an impairment charge on the anticipated sale of a small market in Europe to a developmental licensee ($7.8 million); and asset write offs in APMEA ($7.5 million).

• In first quarter 2005, the Company recorded $18.7 million of income from a favorable adjustment to certain liabilities established in prior years due to lower than originally anticipated employee-related and lease termination costs.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2006	2005
Gains on sales of restaurant businesses	$ (8.2)	$(10.4)
Equity in earnings of unconsolidated affiliates	(13.4)	(16.4)
Other expense	7.4	52.5
Total	$(14.2)	$ 25.7

• Other expense for 2005 reflected a $24.1 million charge related to a supply chain arrangement in Europe.

5

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended March 31,	2006	2005	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 628.9	$539.4	17	17
Europe	261.1	308.2	(15)	(8)
APMEA	95.7	92.8	3	9
Latin America	(8.5)	8.7	n/m	n/m
Canada	38.7	29.4	32	24
Other	8.7	2.4	n/m	n/m
Corporate	(100.8)	(71.3)	(41)	(41)
Total operating income	$ 923.8	$909.6	2	5

n/m   Not meaningful

- *U.S.:* Results increased for the quarter primarily due to higher combined operating margin dollars.

- *Europe:* Results for first quarter 2006 included impairment and other charges totaling $49.6 million and results for first quarter 2005 included a supply chain charge of $24.1 million. These two items combined negatively impacted the constant currency operating income growth rate by 10 percentage points. In addition, operating results for the quarter reflected strong performance in France and weak results in the U.K. as well as costs related to the Olympics.

- *APMEA:* Results for first quarter 2006 were positively impacted by strong performance in Australia and improved results in China and Hong Kong, partly offset by $7.5 million of asset write offs.

- *Latin America:* Results for the first quarter 2006 reflected continued strong sales performance across most markets, which was more than offset by $29.0 million of costs to buy out certain litigating franchisees in Brazil.

- *Corporate:* Results for 2005 included an $18.7 million favorable adjustment to certain liabilities established in prior years.

Interest Expense

- For the quarter, interest expense increased due to higher average debt levels as a result of activity related to the Homeland Investment Act (HIA), partly offset by the benefit of weaker foreign currencies. In fourth quarter 2005, the Company repatriated approximately $3 billion of foreign historical earnings under HIA. The repatriation was funded through local borrowings in certain markets.

Nonoperating Income, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended March 31,	
	2006	2005
Interest income	$(38.3)	$(14.3)
Translation (gain) / loss	(5.9)	3.3
Chipotle IPO gain	(51.2)	—
Other expense	11.1	0.6
Total	$(84.3)	$(10.4)

- Interest income increased primarily due to higher cash levels mainly due to HIA-related activity.

- In January 2006, Chipotle Mexican Grill completed an IPO of 6.1 million shares resulting in net proceeds of $120.8 million to Chipotle and a gain to McDonald's of $32.0 million to reflect an increase in the carrying value of the Company's investment as a result of Chipotle selling un-issued shares in the public offering. Concurrently with this IPO, McDonald's sold 3.0 million Chipotle shares, resulting in net proceeds to the Company of $61.4 million and an additional gain of $19.2 million, while still remaining the majority shareholder.

Income Taxes

- The effective income tax rate was 31.0% for first quarter 2006 compared with 12.3% in first quarter 2005. The portion of the 2006 Chipotle IPO gain related to the increase in the carrying value of the Company's investment was not tax affected. The lower effective income tax rate in 2005 included a benefit of $178.8 million due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns.

7

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in analyzing the Company's results.

- McDonald's expects net restaurant additions to add about one percentage point to sales growth in 2006 (in constant currencies). Most of this anticipated growth will result from restaurants opened in 2005. In 2006, McDonald's expects to open about 700 traditional McDonald's restaurants and 100 satellite restaurants and close about 225 traditional restaurants and 125 satellite restaurants.

- The Company does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual earnings per share by about 1.5 cents.

- The Company expects full-year 2006 selling, general & administrative expenses to decline as a percent of revenues and Systemwide sales, compared with 2005.

- A significant part of the Company's operating income is from outside the U.S., and about 80% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2005, the Company's annual earnings per share would change about 6 cents to 7 cents. Based on current rates, foreign currency translation is expected to have a modest negative impact on earnings during the remainder of 2006.

- The Company plans to return to pre-HIA debt and cash levels as we pay down debt over the next couple of years. The late 2005 borrowings, used to fund dividend payments to repatriate earnings back to the U.S. parent-company, resulted in a temporary increase in both cash and debt on our Consolidated balance sheet. However, our net debt position (gross debt outstanding less cash available for investment) has improved significantly, excluding this one-time opportunity. For 2006, the Company expects its net debt principal repayments to be at least $1.4 billion. The Company expects interest expense in 2006 to increase 7% to 9% compared with 2005, based on current interest and foreign currency exchange rates. This increase will be partly offset by the related higher interest income from cash available for investing.

- McDonald's expects the effective income tax rate for the full year 2006 to be approximately 31% to 33%, although some volatility may be experienced between the quarters in the normal course of business.

- The Company expects capital expenditures for 2006 to be approximately $1.8 billion.

- In 2006 and 2007 combined, the Company expects to return between $5 billion and $6 billion to shareholders through a combination of shares repurchased and dividends paid.

- As previously announced, over the next three years, the Company will pursue selling certain existing markets to developmental licensees. Under a developmental license, a local entrepreneur owns the business, including the real estate interest, and uses its capital and local knowledge to build the Brand and optimize sales and profitability over the long term. Under this arrangement, McDonald's collects a royalty, which varies by market, based on a percentage of sales, but does not invest capital. We are in the process of identifying potential licensees in some markets and may complete a limited number of transactions this year, although we do not expect that the financial impact of our plans will be material in 2006. We may not recover our entire net investment in each of these markets and may therefore record impairment charges in future periods as we adjust our ownership mix. The timing and amount of any charges will depend on the circumstances of each transaction.

Restaurant Information
SYSTEMWIDE RESTAURANTS

At March 31,	2006	2005	Inc / (Dec)
U.S*	13,720	13,664	56
Europe			
Germany*	1,269	1,262	7
United Kingdom	1,230	1,250	(20)
France	1,061	1,038	23
Spain	356	342	14
Italy	333	329	4
Other	2,090	2,071	19
Total Europe	6,339	6,292	47
APMEA			
Japan*	3,797	3,759	38
China	750	657	93
Australia	737	730	7
Taiwan	347	346	1
South Korea	278	335	(57)
Other	1,792	1,741	51
Total APMEA	7,701	7,568	133
Latin America			
Brazil	544	549	(5)
Mexico	333	305	28
Other	747	754	(7)
Total Latin America	1,624	1,608	16
Canada*	1,393	1,376	17
Other	1,134	1,085	49
Systemwide restaurants	31,911	31,593	318
Countries	118	119	(1)

* At March 31, 2006 reflected the following satellites: U.S. 1,261; Germany 121; Japan 1,687; Canada 410. At March 31, 2005: U.S. 1,334; Germany 107; Japan 1,777; Canada 391.

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SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2006	2005	Inc / (Dec)
U.S.			
Operated by franchisees	10,943	10,946	(3)
Operated by the Company	2,111	2,028	83
Operated by affiliates	666	690	(24)
	13,720	13,664	56
Europe			
Operated by franchisees	3,661	3,649	12
Operated by the Company	2,371	2,366	5
Operated by affiliates	307	277	30
	6,339	6,292	47
APMEA			
Operated by franchisees	2,473	2,421	52
Operated by the Company	2,245	2,124	121
Operated by affiliates	2,983	3,023	(40)
	7,701	7,568	133
Latin America			
Operated by franchisees	481	480	1
Operated by the Company	1,115	1,100	15
Operated by affiliates	28	28	—
	1,624	1,608	16
Canada			
Operated by franchisees	807	810	(3)
Operated by the Company	502	473	29
Operated by affiliates	84	93	(9)
	1,393	1,376	17
Other			
Operated by franchisees	10	34	(24)
Operated by the Company	1,124	1,051	73
	1,134	1,085	49
Systemwide			
Operated by franchisees	18,375	18,340	35
Operated by the Company	9,468	9,142	326
Operated by affiliates	4,068	4,111	(43)
	31,911	31,593	318

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under conventional franchise, license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Our plan to reduce our ownership of restaurants may be difficult to achieve for many reasons, and the change in ownership mix may not affect our results as we now expect. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate, as well as our results. In particular, increasing consumer focus on food "from field to front counter" presents challenges for our Brand and may adversely affect our sales and costs of doing business.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we have designed and execute against the Plan to Win.

We developed the Plan to Win to address the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the various markets we serve, such as spending patterns, demographic changes, consumer food preferences, publicity about our products or operations that can drive consumer perceptions, as well as our success in planning and executing initiatives to address these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products or the reliability of our supply chain and the safety of the commodities we use, particularly beef and chicken;

- The success of our plans for 2006 and beyond to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

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- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as public boycotts, labor strikes and commodity or other supply chain price increases that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to drive improvements in our restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet their expectations for quality food served in clean and friendly environments;

- Whether our restaurant remodeling and rebuilding efforts will foster sustained increases in comparable sales for the affected restaurants and yield our desired return on our capital investment; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

Our plans call for a reduction in Company-operated restaurants in the U.K. by re-franchising them to third parties, as well as the pursuit of a developmental license model in between 15 to 20 additional markets and organizational changes to improve the performance of Company-operated restaurants in other markets, notably Canada. Whether and when we can achieve these plans, as well as their success, is uncertain and depends mainly on the following:

- Our ability to identify prospective franchisees and licensees with the experience and financial resources to be effective operators of McDonald's restaurants;

- Whether there are regulatory or other constraints that restrict or prevent our ability to implement our plans or increase our costs;

- How quickly we re-franchise or enter into developmental licenses, which we expect will vary by market and could also vary significantly from period to period;

- Whether the three-year period during which we plan to make these changes will be sufficient to achieve them; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:

- Our ability to manage fluctuations in commodity prices, interest and foreign exchange rates and the effects of local governmental initiatives to manage national economic conditions such as consumer spending and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model and the long-term trend toward higher wages in both mature and developing markets;

- The effects of local governmental initiatives to manage national economic conditions such as consumer spending or wage and inflation rates;

- Our ability to develop effective initiatives in underperforming markets, such as the U.K., which is experiencing a highly competitive informal eating out market and low consumer confidence levels, Japan, which is experiencing slow economic growth and a challenging informal eating out market and South Korea, which is experiencing improving, yet still low consumer confidence levels;

- The nature and timing of management decisions about underperforming markets or assets, including decisions that can result in material impairment charges that reduce our earnings; and

- The success of our strategy in China, where we are planning significant growth, including our ability to identify and secure appropriate real estate sites and to manage the costs and profitability of our growth in light of competitive pressures and other operating conditions that may limit pricing flexibility.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has significantly increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:

- The difficulty of achieving compliance with often conflicting regulations in multiple state or national markets and the potential impact of new or changing regulation that affects or restricts elements of our business, such as possible changes in regulations relating to advertising to children or nutritional labeling;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

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- The impact of nutritional, health and other scientific inquiries and conclusions, which are constantly evolving and often contradictory in their implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that are material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences in practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and appropriateness of information obtained from third party suppliers.

- The impact of litigation trends, particularly in our major markets, including class actions involving consumers and shareholders, labor and employment matters or landlord liability and the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

- Disruptions in our operations or price volatility in a market that can result from government actions, including price controls, limitations on the import or export of commodities we use or government-mandated closure of our or our vendors' operations;

- The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties, including with respect to the application of legal requirements and the enforceability of laws and contractual obligations;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, costs resulting from consumer fraud and the impact on our margins as the use of cashless payments increases; and

- The impact of changes in accounting principles or practices (or related legal or regulatory interpretations or our critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof), which will depend on their timing, nature and scope.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions (such as the upcoming hurricane season), terrorist activities, health epidemics or pandemics or the prospect of these events (such as the potential spread of avian flu) can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and our results and prospects in the affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.

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